United Technologies Corporation
United Technologies Building
Mail Stop: 526
Hartford, CT 06101
(860) 728-6246
Gregory J. Hayes
CFO and Sr. VP Finance
May 17, 2013

Via facsimile and EDGAR

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	United Technologies Corporation
Commission File No. 001-00812
Form 10-K for fiscal year ended December 31, 2012
Filed on February 7, 2013
Dear Mr. Shenk:

This letter sets forth the response of United Technologies Corporation (the Company) to the comments of the Staff of the Division of Corporation Finance (the Staff) of the Securities and Exchange Commission (the Commission) contained in a letter to the Company dated May 3, 2013 regarding the above referenced Form 10-K. Our specific responses to each comment are set forth below following the text of the Staff's comments.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filings. Further, we understand and acknowledge that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to future filings, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for Fiscal Year Ended December 31, 2012
Exhibit 13
Management's Discussion and Analysis
Liquidity and Financial Condition, page 18

1.
Please include an analysis of cash flows for each of operating, investing and financing activities that covers the three year period presented in the financial statements. For example, there is no analysis between fiscal 2011 and fiscal 2010. Refer to instruction 1 of Item 303(A) of Regulation S-K.

In our future filings we will provide an analysis of cash flows for each of operating, investing and financing activities that covers the three year period presented in the consolidated statement of cash flows.

Notes to Consolidated Financial Statements
Note 1: Summary of Accounting Principles
Goodwill and Intangible Assets, page 38

2.
Please tell us and disclose where the amortization of the commercial aerospace payments made to secure certain contractual rights to provide product on new aircraft platforms are reported in your financial statements.

In accordance with ASC 605-50 “Customer Payments and Incentives”, we classify amortization of commercial aerospace payments made to our customers to secure certain contractual rights as a reduction of revenue. We will prospectively revise our disclosures to reflect our classification of this amortization. The capitalized amounts, accumulated amortization and amortization expense related to commercial aerospace payments for the next five years are currently included in the tables contained in the Intangible Asset discussion within Note 2 of the Consolidated Financial Statements.
Note 2: Business Acquisitions, Dispositions, Goodwill and Intangible Assets
Preliminary Allocation of Consideration Transferred to Net Assets Acquired, page 42

3.
In the acquisition of Goodrich Corporation you recorded an assumed aggregate liability of approximately $2 billion for customer contractual obligations on certain original equipment manufacturing development programs where the expected costs exceed the expected revenue under contract. Please tell us:

•	How you identified the affected contracts;

•	The number of affected contracts;

•	The aggregate expected gross cost, aggregate expected gross revenue and aggregate expected gross loss associated with these contracts;

•	In detail how you computed the assumed liability, including reasonable contracting profit margin assumed and how this margin was determined; and

•	Your accounting for the consumption of this contractual obligation, including where reported in your financial statements.

Under ASC 805, “Business Combinations”, the identifiable assets acquired and liabilities assumed in an acquisition are to be recorded at their acquisition date fair values as defined in ASC 820, “Fair Value Measurements and Disclosures”. An assessment was undertaken in connection with purchase accounting to determine the appropriate unit of account that meets the highest and best use concepts from the perspective of market participants as required by ASC 820. This assessment indicated that the assets and liabilities associated with customer contracts should be valued at the program level (e.g., Boeing 787 nacelle program). In connection with the valuation work undertaken by third-party advisors engaged by us in connection with our valuation efforts, cash flow projections were developed for all significant programs. Five programs were identified as having net negative cash flows over the entire forecasted development and original manufacturing period. As two of these programs became intercompany contracts in connection with the acquisition, they were excluded from the acquired asset and assumed liability analysis as any intercompany relationships generally do not meet the definition of a contractual, legal or separable asset or liability. For the remaining three programs, on a discounted basis, the total aggregate expected costs are approximately $12.6 billion; total aggregate expected gross revenues are approximately $11.5 billion with a total preliminary estimated aggregate gross loss expected of approximately $1.1 billion over the entire forecasted development and original manufacturing period. Where appropriate, additional cash outflows were added to achieve a 7.5% contracting margin to reflect the transference concepts in ASC 820 for the fair value of liabilities giving the total preliminary estimated aggregate liability of $2.2 billion (on a discounted basis) that is reflected in the consolidated balance sheet.

Relative to the projected cash flows assumed for each program, the initial estimates were prepared by legacy Goodrich personnel and subsequently analyzed through detailed on-site assessments by UTC operational and financial personnel to determine the best estimate of expected revenues and costs from a market participant perspective. The assumptions underlying these projections were further reviewed by the third-party advisor assisting in our valuation efforts. The revenue estimates were based upon contracted terms and both forecasted and published aircraft volumes. The cost estimates included the associated cost of manufacturing, including estimated material, labor and overhead expenses, attributable general & administrative expenses (G&A), and any remaining engineering and development (E&D) required to satisfy the contractual deliverables.

ASC 805 provides that liabilities should be established at the amount that would be required to transfer those liabilities to a third party. This transfer basis of valuation requires an assumption of a reasonable rate of return for such a participant to assume the liability. Benchmarking done by our third-party advisor on the valuation effort indicated that the marketplace for similar contract manufacturing was yielding a 5-10% profit margin consistent with our relevant experience in the marketplace for similar types of development and manufacturing efforts. For determining the reasonable profit margin to be added to the contractual obligation, we utilized the median of 7.5% as this most closely approximated the implicit level of risk and our best estimate of the required contracting margin to transfer the liability to a third party.

The application of the fair value guidance of ASC 820, and the assumed liability guidance of ASC 805, can result in accounting differences between the liabilities recorded in an acquisition and those that may be required under the contract accounting provisions of ASC 605-35. Specifically, the contractual obligation acquired is measured differently than any obligation for losses that an acquired company may have recorded pre-acquisition. For example:

•
The cash flow forecasts incorporated in the income approach valuation methodology used to measure the assumed liabilities were based upon inputs that represented market participant's assumptions, which may differ from company specific assumptions required in the application of ASC 605-35.

•
Under ASC 805 and ASC 820, the market participant costs may include direct G&A costs as well as certain E&D costs. Under ASC 605-35, costs allocated to a contract must meet the contract cost definitions contained within ASC 605-35 which excludes certain of the above costs.

•
The market participant assumptions used in determining the fair value of the acquired contractual obligation include cost reductions for market participant synergies, but exclude company-specific synergies in accordance with ASC 820. When applying ASC 605-35, assumptions used to estimate contract costs are based on company-specific estimates including expected company-specific synergies.

•
As discussed previously, ASC 820-10-35-16(I) requires the addition of compensation to reflect what a market participant would require for taking on a non-financial liability assumed in a business combination. Under ASC 605-35, when the current estimates of total contract revenues and contract costs indicate a loss, a provision for the entire loss on the contract is made; there is no liability transference concept.

•
When using the income valuation approach to determine the fair value of an assumed liability under ASC 820, the estimated cash flows are required to be discounted, whereas under ASC 605-35, costs and revenues remain undiscounted. This difference can have a significant impact given the nature of many aerospace programs where the early years of the programs require significant design, engineering and manufacturing costs which result in losses on the early production units. As the production matures and volumes increase, programs generally see significant productivity gains and cost reductions which reduce cash flow losses and/or may result in positive cash flows in the later years as companies achieve their cost reduction goals. Due to this steep cash flow curve, negative cash flows in the earlier years have a greater impact on the overall valuation of the contractual liability than the cash flows in the later years. This can increase the probability of an overall liability on a net present value basis as compared with an undiscounted basis.

For reasons such as the foregoing, the recognition of the assumed liability for the contractual obligation related to certain programs is different than the valuation that would be obtained under the provisions of ASC 605-35. We believe we have accurately and appropriately applied the provisions of ASC 805 and ASC 820 in establishing the assumed contractual obligation.

As disclosed in Note 2 to the Consolidated Financial Statements, the contractual obligation is being consumed based on the underlying economic pattern of obligations, as reflected by the discounted net cash outflows incurred on the three programs. As the contractual obligation is comprised of cost of sales, G&A and E&D elements, the consumption is allocated amongst each of these financial statement line items in proportion to the underlying costs and is being recorded over the period of expected loss.

Note 3: Discontinued Operations, page 46

4.
In the second paragraph of this note you disclose that the results of operations of discontinued operations include net gains expected on disposition. Please explain to us your basis for including the expected net gains and how such complies with the guidance in ASC 205-20. Also, tell us the amount of expected net gains included in the results of operations presented.

We did not record any expected gains on business dispositions. Pre-tax expected losses recorded within discontinued operations in 2012 were approximately $539 million. We also recorded pre-tax realized gains of approximately $2.1 billion within discontinued operations in 2012. We provided clarification as to these items in Note 3 of our first quarter 2013 Form 10-Q.

5.
The pretax gain of approximately $2.1 billion on the sale of the legacy Hamilton Sundstrand industrial businesses appears to be the only pretax gain for 2012 disclosed in this note. Please reconcile this amount to the $861 million “gain on disposal” for 2012 shown in the table of the summarized financial information for discontinued operations presented on page 46.

The $861 million “Gain on disposal” presented in the table of the summarized financial information includes the gain on the sale of the legacy Hamilton Sundstrand Industrial businesses, partially offset by losses on impairment and disposition of our other discontinued business.

(in millions of dollars)	2012
Realized gain on sale of Hamilton Sundstrand Industrial businesses	$2,077
Clipper goodwill impairment and disposition charges	(602)
Rocketdyne goodwill impairment and disposition charges	(388)
UTC Power net asset impairment and disposition charges	(213)
Other	(13)
Net gain on disposal	$861

In future filings, to the extent applicable, we will reclassify the goodwill and net asset impairment charges for the discontinued businesses from “Gain on disposal” to “Income from operations” within the Discontinued Operations section of our income statement.
We appreciate the Staff's consideration of our responses to the above comments. Should you have any questions, or wish to arrange further discussions, please call me directly at 860.728.6246.
Sincerely,
/S/ GREGORY J. HAYES
Gregory J. Hayes
Senior Vice President and Chief Financial Officer